[redacted]

09055660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	49613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shoreline Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 Rosecrans Avenue, Suite 4195
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kraig Kupiec (310) 536-8670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Kraig Kupiec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shoreline Trading Group LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

L. A. TURNER
Commission # 1699707
Notary Public - California
Los Angeles County
My Comm. Expires Oct 20, 2010

L. A. Turner
Notary Public

Signature

CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHORELINE TRADING GROUP LLC

REPORT PURSUANT TO RULE 17A-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

SHORELINE TRADING GROUP LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of Shoreline Trading Group LLC

We have audited the accompanying statement of financial condition of Shoreline Trading Group LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shoreline Trading Group LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 12, 2009

SHORELINE TRADING GROUP LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	1,239,158
Due from broker		2,623,036
Commissions receivable		90,053
Property and equipment, net of accumulated depreciation and amortization of $189,471		132,722
Deposits and other		118,238
	$	4,203,207
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	52,547
Accounts payable		181,439
Accrued wages		910,843
Other accrued liabilities		100,872
Total liabilities		1,245,701
Members' equity		2,957,506
	$	4,203,207

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of operations

Shoreline Trading Group LLC (the "Company") is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its securities transactions on a fully disclosed basis with clearing brokers.

The Company was formed in 1996 and is managed by Kurtis W. Kupiec and Kraig A. Kupiec (the "Managing Members"). The Company has offices in California and New York. The term of the Company will continue until dissolved and terminated in accordance with the Company's operating agreement (the "Agreement").

Basis of presentation

The financial statement have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash equivalents

The Company considers its investment in commercial bank sponsored short-term money market funds to be cash equivalents.

Securities sold, not yet purchased, at fair value

All securities owned and securities sold, not yet purchased, are valued at fair value and unrealized gains and losses are reflected in revenues. Investment transactions are accounted for on a trade-date basis.

Valuation of investments in securities and derivative financial instruments – definition and hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between willing market participants at the measurement date.

SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of investments in securities and derivative financial instruments – definition and hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation of investments in securities and derivative financial instruments – techniques

The Company values investments in securities and securities sold short that are listed on a national exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. At December 31, 2008, the Company had sold shares in a mutual fund, not yet purchased, which the Company categorized as Level 1 in the SFAS No. 157 hierarchy.

Property and equipment

Property and equipment, consisting of computers, office furniture and leasehold improvements, are recorded at cost and are depreciated over their estimated useful lives, ranging from 3 to 5 years, using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of its useful life or the lease term. Depreciation and amortization expense was $73,166 for the year ended December 31, 2008.

1. Nature of operations and summary of significant accounting policies (continued)

Net commission and interest income

Commissions are recorded on a trade-date basis and are earned on introducing securities trades to clearing brokers and interest income from the accounts of the Company's customers custodied at the clearing brokers. Commissions are recorded on a net basis after deducting the related clearing and exchange charges from clearing brokers and exchanges. Interest income is recorded on an accrual basis, net of margin interest and adding short interest rebates.

Income taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for taxes has been made in the accompanying financial statement. The members are required to report their proportional share of gains, losses, credits or deductions on their respective tax returns.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statement for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and has adopted the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Soft dollar arrangements

The Company has soft dollar arrangements with certain clients to provide research or other products from the commissions earned. The soft dollar payments made are generally in compliance with the safe harbor provisions of Section 28(e) of the Securities Exchange Act of 1934.

Use of estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Due from broker

Due from broker represents cash balances at the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing brokers. The balance at one clearing broker is held in an overnight repurchase agreement.

3. Property and equipment

Property and equipment at December 31, 2008 consist of the following:

Furnitures, fixtures, and equipment	$	101,948
Leasehold improvements		220,245
		322,193
Less: accumulated depreciation		(189,471)
	$	132,722

4. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008 (at fair value in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Liabilities				
Securities sold, not yet purchased, at fair value	$ 53	$ -	$ -	$ 53
	$ 53	$ -	$ -	$ 53

5. Members' equity

The Company currently has two classes of members: A and B. Class A members are the Company's Managing Members. Class A and B members have voting rights and share in net profits and losses of the Company as indicated in the Agreement. Under the Agreement, members may voluntarily withdraw capital and receive distributions, or the Managing Members may require the allocation of a distribution to a member based on various time, notification, and performance criteria. At December 31, 2008, the ending capital of Class A and Class B members were $1,880,153 and $1,077,353, respectively.

6. Net capital requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At December 31, 2008, the Company's net capital was approximately $2,699,000, which was approximately $2,449,000 in excess of its minimum requirement of $250,000.

7. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

8. Concentration of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts are in excess of federally insured limits.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Commitment

The Company leases office space in California under non-cancellable operating leases expiring in 2011 and 2012. At December 31, 2008, the Company's future minimum annual rental commitment is approximately as follows:

Year ending December 31,	
2009	$ 389,000
2010	409,000
2011	426,000
2012	144,000
	$ 1,368,000

The Company also leases offices in New York on a month-to-month basis. Total rent expense was $335,577 for the year ended December 31, 2008. Total sublease income netted against rent expense was $107,512 for the year ended December 31, 2008 (see note 11).

11. Related-party transactions

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2008, such commissions were approximately $48,000 related to equity and options securities transactions and $462,500 on principal trades of $124 million primarily in mortgage-backed securities.

The Company receives rent for office space and equipment from two related parties on a month-to-month arrangement. Total rental income received was approximately $108,000 for the year ended December 31, 2008. The Company also receives reimbursement for wages on executives who are shared with a related entity. As of December 31, 2008, there was approximately $31,000 receivable from the related party.

END